CUSIP No. 068798107	Page 1 of 2 Pages

Exhibit 4

September 11, 2013 Board of Directors R.G. Barry Corporation 13405 Yarmouth Road N.W. Pickerington, Ohio 43147 Re: Notice of Acquisition Proposal

Members of the Board:

Mill Road Capital Management LLC and its affiliated funds (“Mill Road”) are long time shareholders of R.G. Barry Corporation (the “Company,”), as evidenced by our initial average public market acquisition price of $6.73 per share for our more than six hundred and forty thousand shares.

As one of the Company’s largest shareholders for many years we have always been highly impressed with the Company and its management team. We think Greg Tunney has done an outstanding job as CEO and leads a strong and deep bench of talented people. However, despite the Company’s many strengths, we think that the public market will never accord a high valuation to R.G. Barry. It is a small company with limited opportunities to gain market share in a very low growth core market. In addition, the Company’s strategy to pursue growth through acquisitions in other markets has delivered very slow results to public investors. We further believe that by remaining public the Company will continue to incur regulatory costs and burdens disproportionate to its size. R.G. Barry will therefore be better able to realize its full potential as a private entity.

Accordingly, Mill Road is pleased to submit an offer to acquire all shares of the Company’s stock at a cash price of $20.00 per share. This price represents a premium of 24% to the last 30 days average closing price of $16.17, and we believe is a noteworthy premium to any price at which the stock has traded in the last 45 years.

Mill Road is an investment firm focused exclusively on investments in small value-based publicly-traded companies, and over the last several years Mill Road has completed more going private capital transactions with these companies than any other firm. We know the Company well and are prepared to commence negotiation of definitive agreements and business, financial and legal due diligence immediately. We expect that with the cooperation of the Company, the period required to complete our due diligence will be brief. Needless to say, this offer is not binding on Mill Road; binding legal obligations of Mill Road and the Company will be created only through execution and delivery of definitive agreements.

CUSIP No. 068798107	Page 2 of 2 Pages

You may contact me directly at (203) 987-3504. I look forward to discussing our proposal at your earliest convenience.

Sincerely,

Mill Road Capital Management LLC

By:	/s/ Scott Scharfman
Scott Scharfman
Management Committee Director